                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               (Amendment No. 4)


                           BA MERCHANT SERVICES, INC.
                                (Name of Issuer)

                           BA MERCHANT SERVICES, INC.
                             BANKAMERICA CORPORATION
                          BAMS ACQUISITION CORPORATION
                       (Name of Persons Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   055239-10-7
                      (CUSIP Number of Class of Securities)

                               Craig E. Gass, Esq.
                                 General Counsel
                           BA Merchant Services, Inc.
                      One South Van Ness Avenue, 5th Floor
                         San Francisco, California 94103
                                 (415) 241-3390
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                 With copies to:

       James W. Kiser, Secretary                Rodney R. Peck, Esq.
       Bank of America National Trust           Pillsbury Madison & Sutro LLP
         and Savings Association                235 Montgomery Street
       555 California Street, 6th Floor         San Francisco, California 94104
       San Francisco, California 94104          (415) 983-1000
       (415) 622-2091

     This statement is filed in connection with (check the appropriate box):

     a.   [X]  The filing of solicitation materials or an information statement subject to Regulation 14A,
               Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b.   [ ]  The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE

             $339,236,350                                $67,847.27
             ------------                                ----------

--------------------------------------------------------------------------------

*    Represents the aggregate consideration (payable in cash) for the Class
     A Common Stock of the Issuer. The amount of the filing fee, computed pursuant to Rule 0-11(c)(2) of the Securities Exchange Act of 1934, equals 1/50th of one percent of the cash to be paid to the stockholders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $67,847.27
     Form or Registration No.: Schedule 14A
     Filing Party: BA Merchant Services, Inc.
     Date Filed: January 22, 1999, March 4, 1999, March 24, 1999, March 26, 1999 and March 29, 1999.

                             INTRODUCTORY STATEMENT

         This Amendment No. 4 to Rule 13e-3 Transaction Statement (the "Transaction Statement") is filed jointly on March 29, 1999 by BA Merchant Services, Inc., a Delaware corporation (the "Company"), BankAmerica Corporation, a Delaware corporation and the owner of approximately 66.6% of the outstanding common stock of the Company ("BankAmerica"), and BAMS Acquisition Corporation, a Delaware corporation and a newly formed, wholly owned subsidiary of BankAmerica ("Acquisition Corp."). The Company, BankAmerica and Acquisition Corp. are parties to an Agreement and Plan of Merger, dated as of December 22, 1998 (the "Merger Agreement"), pursuant to which Acquisition Corp. will be merged with and into the Company, under the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed by the Company as Annex I to the definitive proxy statement of the Company (the "Proxy Statement") filed as Exhibit (d)(1) to this Transaction Statement.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. Unless otherwise indicated, all cross-references below are to captions and subcaptions in the text of, or annexes to, the Proxy Statement without reference to the form of Proxy Card, Letter to Stockholders or Notice of Meeting. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference, each cross-reference below being deemed to be an incorporation by reference of the portions of the Proxy Statement referred to and the response to each item being qualified in its entirety by the provisions of the Proxy Statement and such annexes. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) See "Summary -- The Parties; The Meeting" and "The Meeting."

         (b)-(d) See Cover Page and "The Meeting -- Voting at the Meeting; Record Date; Quorum" and "Historical Market Price and Dividend Data."

         (e) See "Special Factors -- Background of the Merger -- The Company and its Initial Public Offering."

         (f) Not Applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(g) See "Controlling Persons, Directors and Executive Officers of BankAmerica, Acquisition Corp. and the Company."

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) See "Certain Transactions and Relationships Between BankAmerica and the Company."

         (b) See "Special Factors -- Background of the Merger."

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) See "Special Factors" and "The Merger."

         (b) See "Special Factors -- Interests of Certain Persons in the
Merger."


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

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) See "Special Factors," "The Merger" and "Controlling Persons, Directors and Executive Officers of BankAmerica, Acquisition Corp. and the Company."

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) See "Special Factors."

         (b) See "Fees and Expenses."

         (c) & (d) Not Applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) See "Special Factors -- Background of the Merger."

         (b)-(c) See "Special Factors -- Background of the Merger."

         (d) See "Special Factors" and "The Merger -- Certain Federal Income Tax Consequences."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) See "Special Factors -- Background of the Merger" and "-- Reasons for the Merger; Recommendation of the Company's Board of Directors and the Special Committee" and "Annex II -- Opinion of CSFB."

         (c) See "The Meeting -- Matters to be Considered at the Meeting."

         (d)-(e) See "Special Factors -- Background of the Merger" and "-- Reasons for the Merger; Recommendation of the Company's Board of Directors and the Special Committee."

         (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(b), (1)-(3), (5)&(6) See "Special Factors -- Reasons for the Merger; Recommendation of the Company's Board of Directors and the Special Committee."

         (b)(4) See "Special Factors -- Opinion of CSFB."

         (c) See "Available Information."

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) See "Security Ownership of Certain Beneficial Owners and Management."

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         See "Special Factors -- Interests of Certain Persons in the Merger."


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

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) See "The Meeting -- Voting at the Meeting; Record Date; Quorum" and "Special Factors -- Reasons for the Merger; Recommendation of the Company's Board of Directors and the Special Committee."

         (b) See "Special Factors -- Reasons for the Merger; Recommendation of the Company's Board of Directors and the Special Committee."

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) See "The Merger -- Appraisal Rights" and "Annex III -- Section 262 of the DGCL."

         (b) & (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) See "Summary -- Summary Financial Information of the Company", "Selected Historical Financial Data," the Company's financial statements and independent auditors' report related thereto appearing on pages 19 through 35 of the Company's Annual Report on Form 10-K which is attached as Exhibit (d)(2) hereto and Item 1 of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 which is attached as Exhibit (d)(5) hereto.

         (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS RETAINED, EMPLOYED OR UTILIZED.

         (a) See "The Meeting -- Proxies."

         (b) Not Applicable.

ITEM 16. ADDITIONAL INFORMATION.

         Not Applicable.

ITEM 17. MATERIALS TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)(1) Opinion of Credit Suisse First Boston Corporation. See Annex II to the Proxy Statement.


         (b)(2) A report presented by Credit Suisse First Boston Corporation to the Special Committee of the Board of Directors of the Company, dated December 14, 1998, containing certain financial analyses.*


         (c) Agreement and Plan of Merger, dated as of December 22, 1998, among BA Merchant Services, Inc., BAMS Acquisition Corporation, and BankAmerica Corporation. See Annex I to the Proxy Statement.

         (d)(1) Definitive Proxy Statement, dated March 29, 1999, together with form of Proxy, Letter to Stockholders and Notice of Meeting.

         (d)(2) Annual Report on Form 10-K of the Company for the year ended December 31, 1997.*

         (d)(3) Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1998.*

         (d)(4) Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1998.*

         (d)(5) Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1998.*

         (e) Section 262 of the General Corporation Law of the State of Delaware. See Annex III to the Proxy Statement.

         (f)      Not applicable.

-----------------
*        Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        BA MERCHANT SERVICES, INC.

                                        By:   /s/ Sharif M. Bayyari
                                           -------------------------------------

                                           Name:   Sharif M. Bayyari
                                           Title:  President and Chief Executive
                                                   Officer


                                        BANKAMERICA CORPORATION

                                        By:   /s/ Barry L. Pyle
                                           -------------------------------------

                                           Name:   Barry L. Pyle
                                           Title:  Executive Vice President


                                        BAMS ACQUISITION CORPORATION

                                        By:   /s/ John H. Huffstutler
                                           -------------------------------------

                                           Name:   John H. Huffstutler
                                           Title:  President


    Dated:  March 29, 1999.

                                  EXHIBIT INDEX

         EXHIBIT
         NUMBER                            EXHIBIT

         (a)                        Not applicable.

         (b)(1)                     Opinion of Credit Suisse First Boston
                                    Corporation. See Annex II to the Proxy
                                    Statement.

         (b)(2)                     A report presented by Credit Suisse First
                                    Boston Corporation to the Special Committee of the Board of Directors of the Company, dated December 14, 1998, containing certain financial analyses.*

         (c)                        Agreement and Plan of Merger, dated as
                                    of December 22, 1998, among BA
                                    Merchant Services, Inc., BAMS
                                    Acquisition Corporation, and
                                    BankAmerica Corporation.  See Annex I
                                    to the Proxy Statement.

         (d)(1)                     Definitive Proxy Statement, dated
                                    March 29, 1999, together with form of
                                    Proxy, Letter to Stockholders and Notice of Meeting.

         (d)(2)                     Annual Report on Form 10-K of the
                                    Company for the year ended
                                    December 31, 1997.*

         (d)(3)                     Quarterly Report on Form 10-Q of the
                                    Company for the quarter ended
                                    March 31, 1998.*

         (d)(4)                     Quarterly Report on Form 10-Q of the
                                    Company for the quarter ended June 30,
                                    1998.*

         (d)(5)                     Quarterly Report on Form 10-Q of the
                                    Company for the quarter ended
                                    September 30, 1998.*

         (e)                        Section 262 of the General Corporation
                                    Law of the State of Delaware.  See
                                    Annex III to the Proxy Statement.

         (f)                        Not applicable.

-----------------
*        Previously filed.


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